UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

May 25, 2010
Commission File Number 1-15200

Statoil ASA
(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statements on Form F-3 (File No. 333-143339) and Form S-8 (File No. 333-121382) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Recent Developments

On May 21, 2010, Statoil ASA announced that it has agreed to sell 40% of the Peregrino field offshore Brazil to Sinochem Group. Statoil maintains 60% ownership and the operatorship of the field which is set to start production in early 2011.

Sinochem Group will pay a total of USD 3,070 million in cash for the 40% share of the Peregrino field, located in the Campos basin offshore Brazil.

The transaction is subject to government approvals in Brazil and China. The consideration is based on an effective date of January 1st 2010 and subject to customary adjustments.

Brazil will continue to form a key part of Statoil’s international strategy. The company remains committed to complete the Peregrino development as planned, operate the field efficiently, and to explore further growth opportunities in the region.

The Peregrino field is located 85 km offshore Brazil in the Campos basin at about 100 meters of water depth in BMC-7 and BMC-47. The first phase of the development includes two drilling- and wellhead platforms and a ship-shaped floating production, storage and offload unit (FPSO). The field was discovered in 1994. Statoil (then Norsk Hydro) acquired 50% in the discovery in 2005, and the remaining 50% and its operatorship in 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: May 25, 2010	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer